UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Eyetamins, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Deleware

Date of Organization:

May 22, 2019

Physical Address of Issuer:

1250 Broadway, 36th Floor, New York, New York, United States

Website of Issuer:

https://eyetamins.co

Is there a co-issuer?____yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

October 31, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$136,740	$56,306
Cash & Cash Equivalent s	$14,357	$1
Accounts Receivable	$0	$0
Short-term Debt	$120,016	$27,808
Long-term Debt	$0	$0
Revenues/Sales	$521,755	$0
Cost of Goods Sold	$217,790	$0
Taxes Paid	$0	$0
Net Income	($463,064)	($135,310)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 25, 2021

Eyetamins, Inc.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Eyetamins, Inc. (“Eyetamins”, the “**Company**,” “**we**,” “**us**”, or “**our**”), is offering a minimum amount of $25,000 (the “**Target Offering Amount**”) and up to a maximum amount of $1,070,000 (the “**Maximum Offering Amount**”) of Crowd SAFE (Simple Agreement for Future Equity) (the “**Securities**”) on a best efforts basis as described in this Form C (this **“Offering**”). We must raise an amount equal to or greater than the Target Offering Amount by October 31, 2021 (the “**Offering Deadline**”). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as “**Investors**” or “**you**”. The rights and obligations of Investors with respect to the Securities are set forth below in the section titled “*The Offering and the Securities—The Securities*”. In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the “**Intermediary**”). All committed funds will be held in escrow with Prime Trust, LLC (the “**Escrow Agent**”) until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1) This excludes fees to Company’s advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://eyetamins.co.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/eyetamins

The date of this Form C is June 25, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Eyetamins, Inc. is an eye health and wellnness company, incorporated in Deleware as a corporation on May 22, 2019.

The Company is located at 1250 Broadway, 36th Floor, New York, New York, United States.

The Company's website is https://eyetamins.co.

The Company conducts business in Delaware through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/eyetamins and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100[+]
Maximum Individual Purchase Amount	$107,000
Offering Deadline	October 31, 2021
Use of Proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 28.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

<center>**RISK FACTORS**</center>

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We are an early-stage stage, nutraceutical and dietary supplements company, with no experience in the market, and failure to successfully compensate for this inexperience may adversely impact our operations and financial position.

We operate as an early-stage stage, nutraceutical and dietary supplements company, with few substantial tangible assets in a highly competitive industry. We have little operating history, small customer base and little revenue to date. This makes it difficult to evaluate our future performance and prospects. Our prospects must be considered in light of the risks, expenses, delays and difficulties frequently encountered in establishing a new business in an emerging and evolving industry characterized by intense competition, including:
- our business model and strategy are still evolving and are continually being reviewed and revised;
- we may not be able to raise the capital required to develop our initial customer base and reputation;
- we may not be able to successfully implement our business model and strategy; and
- our management consists of one person, Dr. Kausal Kulkarni, our Founder and Chief Exeuctive Officer.

We cannot be sure that we will be successful in meeting these challenges and addressing these risks and uncertainties. If we are unable to do so, our business will not be successful and the value of an investment in the Company will decline.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We face substantial competition in the eye care markets in which we operate.

We face intense competition in the eye care market, which is focused on cost-effectiveness, price, service, product effectiveness and quality, patient convenience and technological innovation. We face substantial competition in the eye care market from companies of all sizes in the United States and abroad, including, among others, large companies such as Bausch and Lomb, and against their products. Competition may increase further as existing competitors enhance their offerings or additional companies enter our markets or modify their existing products to compete directly with our products, particularly as the market has a heightened focus on antimicrobial products in the wake of the COVID-19 pandemic. Many of our competitors have substantially more resources and a greater marketing scale than we do. We may not be able to sustain growth as competitive pressures, including pricing pressure from competitors, increase. If our competitors respond more quickly to new or emerging technologies and changes in customer requirements, our products may be rendered obsolete or non-competitive. In addition, if our competitors develop more effective or affordable products, or achieve earlier patent protection or product commercialization than we do, our operating results will materially suffer.

The commercial success of our product any future product candidates will depend on the degree of market acceptance among eye-care professionals, patients, patient advocacy groups, healthcare payers and the medical community.

<center>2</center>

Commercial activities for our products began in May 2019 and we are working to gain market acceptance among eye-care professionals, patients, patient advocacy groups, healthcare payers, and the medical community. The commercial success of our products in the United States will depend on the degree of such market acceptance. There are a number of similar available therapies to our products. The degree of market acceptance of our products and any future product candidates, if approved, will depend on a number of factors, including:

- the market price, affordability and patient out-of-pocket costs, relative to other available products, which are predominantly generics;
- their effectiveness as compared with currently available products;
- eye-care professional willingness to inform patients, and patient willingness to adopt them in place of current therapies;
- varying patient characteristics including demographic factors such as age, health, race and economic status;
- changes in the standard of care for the targeted indications;
- the prevalence and severity of any adverse side effects;
- limitations or warnings contained in labeling;
- our success in marketing our products;
- the strength of our selling, marketing and distribution capabilities;
- the continuous availability of quality manufactured products; and
- the degree to which the products are subject to material product liability claims.

Our failure to implement and dispatch our business plan may adversely affect the value of our business.

Our products may become subject to greater regulation by the U.S. Food and Drug Administration ("FDA"), which would materially increase the costs associated with developing and selling our products.

Many of our products are subject to regulation by the FDA as dietary supplements. However, our products are not intended to diagnose, mitigate, treat, cure or prevent any disease, and they are not regulated as drugs by the FDA. The process for obtaining regulatory approval to market products regulated by the FDA as drugs is expensive, time-consuming, and can vary substantially based on the type, complexity, and novelty of the product candidates involved. Our ability to generate revenues from the development and sale of our products would be adversely affected if we are delayed because our products are subject to FDA regulation as drugs, or if we are unable to successfully develop our products to comply with FDA regulation.

The Company and its suppliers and manufacturers are subject to a number of existing laws, regulations and industry initiatives and the regulatory environment of the healthcare industry is continuing to change. If it is determined that the Company or its suppliers or manufacturers are not in compliance with the laws and regulations to which they are respectively subject, the Company's business, financial condition and results of operations may be adversely affected.

As a participant in the healthcare industry, the Company's operations and relationships, and those of the Company's customers, are regulated by a number of federal, state, local, and foreign governmental entities with oversight of various aspects of product manufacture, distribution, sale, and use. The regulations are very complex, have become more stringent over time, and are subject to changing and varying interpretations. Regulatory restrictions or changes could limit our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales. The FDA and other federal and state governmental agencies regulate, or may regulate, numerous elements of our business, including:

- Product design and development;
- pre-clinical and clinical testing;
- labeling and storage;
- establishment registration and product listing;
- product safety, including product recalls or other field-safety actions;
- marketing, manufacturing, sales, and distribution;
- premarket clearance or approval;
- record keeping procedures;
- advertising and promotion;
- post-market surveillance, including reporting of adverse events; and

- product import and export.

We may be subject to similar foreign laws that govern all of the above elements of our business, including pre-market and post marketing obligations for our dietary supplements. The time required to obtain any authorization to sell our products in foreign countries may be longer or shorter than that required by the FDA, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements. In the European Union (EU), member states are responsible for enforcing the EU's rules and for ensuring that only compliant products are placed on the market in their jurisdictions. Member states have powers to suspend the marketing and use, or demand the recall, of unsafe or non-compliant medical products. They also have the power to bring enforcement action against companies or individuals for breaches of the rules governing certain medical products.

The FDA, states, and other regulatory authorities have broad enforcement powers. Failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state, or regulatory authorities, which may include the following:

- untitled letters or warning letters;
- fines, disgorgement, restitution, or civil penalties;
- injunctions (e.g., total or partial suspension of production) or consent decrees;
- product recalls, administrative detention, or seizure;
- customer notifications or repair, replacement, or refunds;
- operating restrictions or partial suspension or total shutdown of production;
- delays in or refusal to grant requests for future product approvals, new intended uses, or modifications to existing products; and
- criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition, and results of operations.

The FDA generally prohibits labeling a dietary supplement with any "health claim" (i.e., any statement associating a nutrient with risk-reduction, but not treatment, of a disease or health-related condition), unless the claim is pre-approved by the FDA. The FDA prohibits entirely disease diagnosis, prevention and treatment claims when made for a dietary supplement. However, "statements of nutritional support," including so-called "structure/function claims," may be permitted, upon satisfaction of certain conditions permitted to be included in labeling for dietary supplements without FDA pre-approval. Such statements may describe how a particular dietary ingredient affects the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect the structure, function or well-being of the body, but such statements may not state that a dietary supplement will reduce the risk or incidence of a disease unless such claim has been reviewed and approved by the FDA. A company that uses a statement of nutritional support in labeling must possess evidence substantiating that the statement is truthful and not misleading. Such statements must be submitted to the FDA no later than thirty days after first marketing the product with the certification that they possess the necessary evidence and must be accompanied by an FDA mandated label disclaimer that "This statement has not been evaluated by the FDA. This product is not intended to diagnose, treat, cure or prevent any disease." There can be no assurance however, that the FDA will not determine that a particular statement of nutritional support that we want to use is an unacceptable disease claim or an unauthorized nutrient-disease relationship claim otherwise permitted with FDA approval as a "health claim." Such a determination might prevent the use of such a claim.

In the US, the FDA and Federal Trade Commission ("**FTC**") largely govern the promotion of food, supplements, and medical devices, and the Company's products must be promoted in compliance with the laws and regulations of these and other regulators. FDA defines a "drug" as an article that is intended for use in the cure, treatment, prevention or mitigation of a disease. If the FDA determines any of our products to be a drug, the Company and the product would be subject to considerable additional FDA regulation.

Our line of products are nutraceuticals and are regulated as dietary supplements under the Dietary Supplement, Health and Education Act of 1994 ("**DSHEA**"). DSHEA places dietary supplements in a special regulatory category under the general umbrella of "foods," with differing requirements from consumer food products and medical foods. Dietary supplements are supposed to enhance the diet and not be represented as a conventional food or as the sole item of a meal or diet. Nutraceuticals are not intended to cure or treat disease, but they may be intended to affect the structure or function of the body. Dietary supplements that contain structure/function claims on their labels must bear the disclaimer: "This statement has not been evaluated by the FDA. This product is not intended to diagnose, treat, cure, or prevent any disease." The manufacturer is responsible for ensuring the accuracy and truthfulness of product claims; product claims are not approved by FDA. In addition, DSHEA provides that certain "third-party literature," such as a reprint of a peer-reviewed scientific publication linking a particular dietary ingredient with health benefits, may "in connection with the sale of a dietary supplement to consumers" be exempt from labeling regulation. However, the FDA has adopted an "intent to use" doctrine whereby such literature even if exempt from labeling may nonetheless form the basis for an agency determination that the literature in context reveals a company intent to sell a dietary ingredient or dietary supplement as a drug, thereby rendering the supplement an unlawful, unapproved new drug. Because the "intent to use" doctrine is predicated on a subjective assessment of all facts and circumstances associated with the promotion and sale of a dietary supplement, we cannot know whether any particular piece of literature otherwise exempt from labeling will be deemed by the FDA unlawful for use in association with the sale of the dietary ingredient or dietary supplement.

Dietary supplements also are subject to the Nutrition, Labeling and Education Act ("**NLEA**"), which regulates health claims, ingredient labeling and nutrient content claims characterizing the level of a nutrient in a product.

The U.S. Postal Inspection Service enforces federal laws governing fraudulent use of the mail. Regulation of certain aspects of the dietary supplement business at the federal level is also governed by the Consumer Product Safety Commission ("**CPSC**") (e.g., concerning the presence of adulterated substances, such as toxic levels of lead or iron, that render products unsafe for consumption and require a CPSC ordered recall), the Department of Agriculture (e.g., for products that are intended for ingestion as dietary supplements for animals) and the Environmental Protection Agency (e.g., in the methods of disposal used for certain dietary ingredients, such as colloidal silver).

The manufacture, packaging, labeling, holding, sale, and distribution of dietary supplements are also subject to extensive local, state, and foreign government regulation. For example, under the European Union Directive, only dietary supplements listed in Annex II to that directive or otherwise ruled saleable in Europe by the European Union may be sold in Europe subject to EU restrictions on dosage amounts, forms, label claims and advertising. The Bureau of Customs and Border Patrol ("**CBP**"), a division of the Department of Homeland Security, also regulates shipments containing dietary ingredients, dietary supplements, cosmetics, drugs, biologics, and medical devices and engages in enforcement activity in concert with the FDA to block the import or export of articles deemed adulterated or otherwise unlawful for sale in the United States (imports) or in the non-U.S. country to which articles are addressed. CBP holds on articles or demands for recall can interfere with the timely delivery of products to market and can result in regulatory fines and penalties.

The Company cannot anticipate how changes in regulations or determinations by regulatory agencies may evolve. Thus, application of many foreign, state and federal regulations to the Company's business operations is uncertain. Further, there are federal and state fraud and abuse laws, including anti-kickback laws and limitations on physician referrals and laws related to off-label promotion of prescription drugs that may or may not be directly or indirectly applicable to the Company's operations and relationships or the business practices of its customers. It is possible that a review of its business practices or those of its customers by courts or regulatory authorities could result in a determination that may adversely affect the Company. In addition, the healthcare regulatory environment may change in a way that restricts existing operations or growth. The healthcare industry is expected to continue to undergo significant changes for the foreseeable future, which could have an adverse effect on the Company's business, financial condition and results of operations. The Company cannot predict the effect of possible future legislation and regulation.

We rely on independent certification for a number of our products and our marketing of products marked "Vegan" and "GMP Certified." Loss of certification within our supply chain or as related to our manufacturing process or failure to comply with government regulations pertaining to the use of the term organic could harm our business.

We rely on independent certification, such as "Vegan," "Gluten Free," and "GMP Cetified" to differentiate some of our products from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified. The loss of any independent certifications could adversely affect our marketplace position, which could harm our business. Compliance with such regulations could pose a significant burden on some of our suppliers, which could cause a disruption in some of our product offerings. Moreover, in the event of actual or alleged non-compliance, we might be forced to find an alternative supplier, which could adversely affect our business, results of operations and financial condition. The FDA has defined the terms "vegan," "gluten free," and "natural" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their vegan certifications if our raw material suppliers lose their product certifications for those specified claims. We could lose our "natural," "vegan" and "GMP Certified" designation if we do not comply the verification and certification requirements of the third-party verification entity. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

We also must comply with state rules and regulations, including Proposition 65 in California, which requires a specific warning on or relating to any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects or other reproductive harm, unless the level of such substance in the product is below a safe harbor level established by the State of California. Interpretation and application of such rules, including potential differences in application on a state by state basis, may give rise to uncertainty as to the appropriate labeling and formulation of our products. In addition, the FDA has adopted labeling guidelines that will affect the labeling of both the front and back of many of our products. We are continually reviewing and revising our labeling activities in advance of new or changed requirements in anticipation of any rules coming into effect and in response to industry litigation trends. The imposition or proposed imposition of additional product labeling or warning requirements may reduce overall consumption of our products, lead to negative publicity (whether based on scientific fact or not) or leave consumers with the perception (whether or not valid) that our products do not meet their health and wellness needs, resulting in adverse effects on our business, financial condition or results of operations.

Our sales of specific vitamins and nutritional supplements could be negatively affected by media attention or other news developments that challenge the safety and effectiveness of those specific vitamins and nutritional supplements.

Most growth in the vitamin and nutritional supplement industry is attributed to new products that tend to generate greater attention in the marketplace than do older products. Positive media attention resulting from new scientific studies or announcements can spur rapid growth in individual segments of the market, and also affect individual brands. Conversely, news that challenges individual segments or products can have a negative impact on the industry overall, as well as on sales of the challenged segments or products. Most of our vitamin and nutritional supplement products serve well-established market segments and, absent unforeseen new developments or trends, are not expected to benefit from rapid growth. A few of our vitamin and nutritional supplement products are newer products that are more likely to be the subject of new scientific studies or announcements, which could be either positive or negative. News or other developments that challenge the safety or effectiveness of these products could negatively affect the profitability of our vitamin and nutritional supplements business

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. Management believes the Company is taking appropriation actions to mitigate any negative impact from COVID-19, however the full impact of COVID-19 is unknown and cannot be reasonably estimated.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 20,000,000 shares of common stock, of which 9,000,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Dr. Kaushal Kulkarni, our Founder, Director and Chief Executive Officer. The Company has no employment agreements with Dr. Kulkarni and there can be no assurance that it will do so or that Dr. Kulkarni will continue to be employed by the Company for a particular period of time. The loss of Dr. Kaushal Kulkarni, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the secretary of the Company as the "Proxyholder" or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow

Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the secretary of the Company as the "Proxyholder" or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Proxyholder or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them, including that the Securities may not be transferred to a competitor or potential competitor of the Company or to a transferee that is unfriendly to the Company. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Specifically, if the equity securities issued to Investor upon conversion of the Securities are Preferred Stock, (A) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, will equal the per share conversion price used to determine the number of shares of CF Shadow Series issuable to Investor; and (B) the basis for any dividend rights, will be based on the per share conversion price used to determine the number of shares of CF Shadow Series issuable to Investor.

Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Eyetamins is an eye health and wellness company seeking to revolutionize the natural eye care industry. Our unique eye health and wellness products address the most common eye problems in all age groups, including blue light and digital eye strain which currently affects billions of eyes globally. Our products are 100% natural, vegan, carefully and ethically sourced, ophthalmologist formulated, and backed by hundreds of scientific studies, as well as several trademarks and pending patents.

Business Plan

Eyetamins's Business Plan is to generate sales and revenue through business to consumer and business to business product sales.

The Company's Products and/or Services

Product / Service	Description	Current Market
Sea Berry	Dietary supplement	Dry eye and hydration
Blue Blocker	Dietary supplement	Age-Related Macular Degeneration, Blue Light, Eye Strain
Vitaleyes	Dietary supplement	Age-Related Macular Degeneration, Blue Light, Eye Strain
Happy Eyes	Dietary supplement	General eye health, Blue Light, Eye Strain
Harymoneyes	Dietary supplement	Intraocular pressure support
Nurtureyes	Dietary supplement	Children's eye health

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Bausch and Lomb is the biggest competitor in the space with estimated revenue of over $300M per year on just two products that address seniors and macular degeneration. The Company's line of products includes enhanced versions of Bausch and Lomb's products, as well as products addressing additional conditions and market segments such as eye-brain health, dry eye, glaucoma, blue light, and digital eye strain. In addition, our products are vegan and we have products in gummy form and for kids/teens as well as young adults.

Customer Base

We sell our products worldwide, both direct-to-consumer and through distributors and potential retail partners. Our products enjoy a very broad target audience reach, from kids, to young adults, to seniors.

Supply Chain

The company's main vendors are Omni Actives (New Jersey, USA), SIBU LLC (Utah, USA), Norax Labs, (Georgia, USA), and. Vitalabs (Georgia, USA)

Intellectual Property

Title to the following intellectual property rights is held by the Compnay, and not by any related person or under any license.

Application or Registration #	Title	Description	File Date	Grant Date	Country
6257909	EYETAMINS	WORD MARK	9/17/2019	1/26/2021	United States*
6213208	BLUE BLOCKER	WORD MARK	9/25/2019	12/1/2021	United States
90021215	VITALEYES	WORD MARK	6/26/2020	Pending	United States
90222332	HAPPY EYES	WORD MARK	9/29/2020	Pending	United States
900009261	NURTUREYES	WORD MARK	06/18/2020	Pending	United States
63/187,693	SEA BUCKTHORN EXTRACTS FOR IMPROVED OCULAR HEALTH	PATENT	05/12/2021	Pending	United States

*Trademark application pending in Australia, Canada, China, European Union, Mexico, New Zealand, Philippines, Republic of Korea, Singapore, and the United Kingdom.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Marketing	24%	$6,000	24%	$256,800
Research and Development	20%	$5,000	20%	$214,000
Hiring	20%	$5,000	20%	$214,000
Branding	20%	$5,000	20%	$214,000
Inventory	10%	$2,500	10%	$107,000
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Marketing (24%) – The Company intends to use 24% of the proceeds from the Offering to expand its marketing efforts in order to raise brand awareness and otherwise inform the market about its products and business.

Research and Development (20%) – The Company expects 20% of the Offering proceeds to be utilized for research and development for its current and future products.

Hiring (20%) – The Company plans to use 20% of the Offering proceeds to hire additional employees.

Branding (20%) – The Company expects 20% of the Offering proceeds to be allocated to branding efforts.

Inventory (10%) – The Company intends to purchase additional inventory with respect to 10% of the Offering proceeds.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

Dr. Kaushal Kulkarni	Founder, Director and Chief Executive Officer	As the Company's Chief Executive Officer, Dr. Kulkarni is responsible for oversight and general business operations of the Company. From 2018 to the present, Dr. Kulkarni was also affiliated and/or employed by Kaushal M. Kulkarni, M.D. and was primary responsible as Attending Physician.	B.S., Mechanical Engineering, Columbia University, 2001 M.D., University of Medicine and Dentisry of New Jersey, 2007

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Company's certificate of incorporation provides that the Company shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same exists or as may hereafter be amended and supplemented from time to time, indemnify any and all directors and officers whom it shall have the power to indemnify under said Section 145 from and against any and all of the expenses, liabilities, or other matters referred to or covered by said Section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the heirs, executors, and administrators of such a person. To the fullest extent permitted by Delaware law, as it may be amended and supplemented from time to time, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the foregoing provisions by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

Employees

The Company does not currently have any employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 9,000,000 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,000,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional common stock which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	64.84%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Incentive Stock Options, Nonstatutory Stock Options, Stock Bonsues and Rights to Acquire Restricted Stock
Reserved Shares	1,000,000 shares of Common Stock
Amount Outstanding	910,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	In the event that (a) all or any portion of any award under the Company's 2021 Equity Incentive Plan (the "**Plan**") granted or offered under the Plan can no longer under any circumstances be exercised or otherwise become vested, or (b) any award of certain securities or rights or other shares of the Company's Common Stock are reacquired by the Company which were the subject of a certain stock award agreement under the Plan, the shares or certain securities or rights allocable to the unexercised or unvested portion of such award, or the shares or such

	award of certain securities or rights so reacquired, shall again be available for grant or issuance under the Plan.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional securities under the Plan, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.20%

Type	**Convertible Note**
Amount Outstanding	$900,000.00
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	$2,000,000 valuation cap, accruing interest at five percent (5%) per annum, and will be due and payable at the earlier of January 1, 2024, upon or immediately after certain events of defaults, or pursuant to a certain change of control. If preferred stock is issued in a qualified financing arrangement, all outstanding principal and unpaid interest will be converted at a conversion price per share equal to the lesser of 80% of the price per share sold to the investors and the quotient of $2,000,000 divided by the number of outstanding shares of the Company on a fully-diluted basis. If preferred stock is issued in a non-qualified financing arrangement, all outstanding principal and unpaid interest will be converted at a conversion price per share equal to the applicable price per share and otherwise on the same terms as the other investors that purchase the shares of preferred stock in the non-qualified financing arrangement. The holder has an option to exercise a voluntary conversion into common stock at the maximum conversion price upon written notice at any time prior to the mautiryt date an dprior to any qualified or non-qualified financing arrangement.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional convertible notes which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	27.96%

Outstanding Debt

As of the date of this Form C, other than the above-identified convertible note, the Company has no debt outstanding.

Type	Credit Line
Creditor	Clearco
Amount Outstanding	$54,384.34
Interest Rate and Amortization Schedule	Advances under the Credit Line are assessed fees at the rate of 12.5% and are charged upon advance of funds. Repayment rate of 20% of daily sales, net of fees, from the Company's linked sale platforms through Braintree, PayPal.
Description of Collateral	None
Other Material Terms	None
Maturity Date	None

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Dr. Kaushal Kulkarni	9,000,000 shares of common stock, par value $0.0001 per share	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Eyetamins, Inc. (the "**Company**") was incorporated on May 22, 2019 under the laws of the State of Deleware, and is headquartered in New York, NY.

The Company is the sole member of the following subsidiaries, each of which the Company intends to cancel in 2021: (i) Eyetamins Nutrition, LLC, a Delaware limited liability company, formed on October 23, 2019; (ii) Eyetamins Health, LLC, a Delaware limited liability company, formed on October 23, 2019; and (iii) Eyetamins Vision, LLC, a Delaware limited liability company, formed on October 23, 2019. Our financial statements include the financial results of Eyetamins Nutrition, LLC, Eyetamins Health, LLC, and Eyetamins Vision, LLC. The Company does not conduct any operations through such subsidiaries.

Cash and Cash Equivalents

As of May 31, 2021 the Company had an aggregate of $40,000 in cash and cash equivalents, leaving the Company with approximately 4 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$300.00	3,000,000*	General corporate	10/23/2019	Section 4(a)(2)
Non-qualified stock options	n/a	90,000	n/a	05/01/2021	Rule 701
Convertible Note	$900,000	1 Convertible Note	General corporate	06/01/2021	Section 4(a)(2)

*The Company's Board of Directors and Sole Stockholder made resolutions on April 30, 2021, in connection with the filing of a Certificate of Amendment of the Company's original Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on May 22, 2019, pursuant to which each issued and outstanding share of the Company's common stock was subdivided into three (3) shares of Common Stock.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Dr. Kaushal Kulkarni is the Company's Founder, Chief Executive Officer and Director. Dr. Kulkarni entered into a Common Stock Subscription Agreement, dated October 23, 2019, under which the Company issued and sold to him 3,000,000 shares of the common stock of the Company, par value $0.0001 per share. Also, the Company issued a convertible note to Bodhi Ventures, LP, an entity owned and controlled by Dr. Kuklarni, as further described above (*See* "***Outstanding Options, Safes, Convertible Notes, Warrants***" starting on page 20).

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by October 31, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon the next sale (or series of related sales) by the Company of its capital stock of the Company, including, without limitation, common stock and preferred stock ("**Capital Stock**"), to one or more third parties following the date of Securities from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except that (i) to the maximum extent permitted under applicable law, CF Shadow Securties shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; (ii) each of the CF Shadow Securities

shareholders shall have entered into a proxy agreement, appointing the Secretary of the Company as its irrevocable proxy, in accordance with the provisions of the proxy agreement; (iii) if the Capital Stock to be issued to Investor shall be preferred stock, (A) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, will equal the per share conversion price used to determine the number of shares of CF Shadow Series issuable to Investor; and (B) the basis for any dividend rights, will be based on the per share conversion price used to determine the number of shares of CF Shadow Series issuable to Investor; and (iv) CF Shadow Secrities shareholders have no information or other Inspection Rights, except with respect to such rights deemed not waivable by applicable laws. The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $7,000,000 divided by the aggregate number, as of immediately prior to the first Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Futures Equity ("**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the first Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Capital Stock sold in the first Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Proxyholder in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $7,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; (iv) any options, warrants or other convertible securities that are not vested as of immediately prior to the Liquidity Event; (v) any options, warrants or other convertible securities are not In the Money as of immediately prior to the Liquidity Event; and (vi) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company; provided, however, that a transaction or series of related transactions described in clauses (i) through (iii) hereof shall not constitute a Change of Control if (A) such transaction or series of transactions are entered into solely for the purposes of effecting a change of the Company's jurisdiction; or (B) consummated in connection with a financing transaction or series of financing transactions undertaken wholly or primarily for capital raising purposes

"**In The Money**" as used above, means that the exercise or conversion price underlying any option, warrant or other convertible securities shall, as of the date of determination, be equal to or less than the Fair Market Value of a share of Common Stock.

"**Fair Market Value**" shall mean the fair market value of a share of Common Stock as of the date for which such determination shall be made, as determined by the Board of Directors of the Company, in the good faith exercise of its reasonable business judgment.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Proxyholder in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors or potential competitors or to a transferee that is unfriendly to the Company, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Kaushal Kulkarni
_____
(Signature)

Kaushal Kulkarni
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kaushal Kulkarni
_____
(Signature)

Kaushal Kulkarni
_____
(Name)

Sole Director
_____
(Title)

June 25, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

EYETAMINS, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Eyetamins, Inc.
New York, New York

We have reviewed the accompanying consolidated financial statements of Eyetamins, Inc., which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
May 13, 2021

275 Hill Street, Suite 260 • Reno, NV 89501 • 775.525.1TAX (1829) • WWW.BELLEBS.COM

EYETAMINS, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 14,357	$ 1
Inventory	122,383	56,305
TOTAL CURRENT ASSETS	136,740	56,306
TOTAL ASSETS	$ 136,740	$ 56,306

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 72,176	$ 27,808
Short term loans and line of credit	47,840	-
TOTAL CURRENT LIABILITIES	120,016	27,808
TOTAL LONG-TERM LIABILITIES	-	-
TOTAL LIABILITIES	120,016	27,808
SHAREHOLDERS' EQUITY		
Common stock, see note 5	300	300
Additional paid-in capital	614,798	163,508
Accumulated deficit	(598,374)	(135,310)
TOTAL SHAREHOLDERS' EQUITY	16,724	28,498
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 136,740	$ 56,306

See independent accountant's review report and accompanying notes to financial statements.

EYETAMINS, INC.
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 521,755	$ -
COST OF GOODS SOLD	217,790	-
GROSS PROFIT	303,965	-
OPERATING EXPENSES		
Advertising and marketing	485,033	69,348
General and administrative	199,889	65,994
Selling expenses	77,540	-
TOTAL OPERATING EXPENSES	762,462	135,342
NET OPERATING INCOME	(458,497)	(135,342)
OTHER INCOME/(EXPENSES)		
Interest and financing expenses	(15,577)	-
Other income	11,010	32
TOTAL OTHER INCOME/(EXPENSES)	(4,567)	32
NET LOSS	$ (463,064)	$ (135,310)

See independent accountant's review report and accompanying notes to financial statements.

EYETAMINS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Common Stock		Additional	Retained Earnings		
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)		Total
BEGINNING BALANCE, MAY 5, 2019 (INCEPTION)	-	$ -	-	$ -	$	-
Issuance of common stock	3,000,000	300		-	$	300
Shareholder investment			163,508		$	163,508
Net loss	-	-	-	(135,310)	$	(135,310)
ENDING BALANCE, DECEMBER 31, 2019	3,000,000	$ 300	$ 163,508	$ (135,310)	$	28,498
Shareholder investment	-	-	451,290	-	$	451,290
Net loss	-	-	-	(463,064)	$	(463,064)
ENDING BALANCE, DECEMBER 31, 2020	3,000,000	$ 300	$ 614,798	$ (598,374)	$	16,724

See independent accountant's review report and accompanying notes to financial statements.

EYETAMINS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (463,064)	$ (135,310)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets:		
Inventory	(66,078)	(56,305)
Increase (decrease) in liabilities:		
Accounts payable and accured liabilities	44,368	27,808
CASH USED FOR OPERATING ACTIVITIES	(484,774)	(163,807)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of short term loans and line of credit, net	47,840	-
Issuance of common stock	-	300
Shareholder investment	451,290	163,508
CASH PROVIDED BY FINANCING ACTIVITIES	499,130	163,808
NET INCREASE IN CASH	14,356	1
CASH AT BEGINNING OF YEAR	1	-
CASH AT END OF YEAR	$ 14,357	$ 1
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 15,577	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
The financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Eyetamins, Inc. (the "Company") was incorporated in the State of Delaware on May 5, 2019.

Eyetamins Nutrition, LLC was incorporated in the State of Delaware on October 23, 2019. Eyetamins Nutrition, LLC is wholly owned and operated by Eyetamins, Inc.

Eyetamins Vision, LLC was incorporated in the State of Delaware on October 23, 2019. Eyetamins Vision, LLC is wholly owned and operated by Eyetamins, Inc.

Eyetamins Health, LLC was incorporated in the State of Delaware on October 23, 2019. Eyetamins Health, LLC is wholly owned and operated by Eyetamins, Inc.

Eyetamins, Inc. (the "Company") has the mission to develop the highest quality, clinically proven health and wellness supplements for eyes. The supplements support and promote vision and eye health. The supplements are physician formulated and focus on solutions for common eye conditions including dry eye, blue light and digital eye strain. The Company currently sells six supplements to markets both nationally and internationally with two additional products being developed to begin sales in the second quarter of 2021.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation and Consolidation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

The financial statements include the consolidated results of Eyetamins, Inc., Eyetamins Nutrition, LLC, Eyetamins Vision, LLC, and Eyetamins Health, LLC. As a result, the commonly controlled entities are consolidated, with accounts being combined from the earliest period presented and intercompany balances and transactions eliminated.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020 and 2019, the Company held no cash equivalents.

1. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2020 and 2019, the balance of inventory related to finished goods was $122,383 and $56,305, respectively.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenue upon selling the eye supplements to their customers through several e-commerce platforms including PayPal, Amazon and Shopify among others. Customers pay for the products up front or by utilizing After Pay and other such platforms to pay over time. As soon as payment is received, shipment is made, the associated revenue is recognized. Any coupons, rebates and redemptions are also recognized upon ordering and related shipment through the e-commerce platforms. Refunds and chargebacks are recognized as they are incurred and deducted against the revenue accordingly. For years ending December 31, 2020 and 2019 the Company recognized $521,755 and nil in revenue, respectively.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards

See independent accountant's review report.

as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)
annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company was involved in litigation related to non-performance by one of their suppliers during 2020. The original amount paid to the supplier that was disputed amounted to $150,000 and was paid directly by the sole shareholder during 2019 and was not included in expenses in the income statements during 2019, but as distributions from the paid in capital account of the sole shareholder. As of February 2021, the matter was resolved, and a settlement awarded in the amount of $115,000. This amount was adjusted in the year-end 2020 financial statements and the remaining $35,000, included in advertising and marketing expenses in the income statement. Legal fees paid for this litigation amounted to $24,537 which has been included in general and administrative expenses in the accompanying statements of income for the year ended December 31, 2020. No other pending litigation exists as of the reporting date.

The Company has engaged in one operating lease relating to the rental of office space. This lease agreement is on a month-to-month basis and varies from month to month depending upon office space utilized. Such expense amounted to $1,979 and $837 for the years ended December 31, 2020 and 2019, respectively and have been included in general and administrative expenses in the accompanying income statements.

3. Inventory

At December 31, 2020 and 2019, inventories consisted for the following:

	2020	2019
Product Inventory	$ 118,252	$ 56,305
Packaging Inventory	3,587	-
Inventory Samples	544	-

| Total Inventory | 122,383 | 56,305 |

4. Loans and Lines of Credit

In October 2020, the Company obtained a working capital line of credit from PayPal Bank in the amount of $50,000. The line carries a repayment rate of 30% of any sales originated through PayPal, net of fees, and are paid back on a daily basis. The total loan fee assessed was $5,725, or 11.45% at the time of initial draw and has been included in interest and financing expenses in the accompanying income statement for the year ended December 31, 2020. The outstanding balance due as of December 31, 2020 was $29,272 and has been included in short term loans and lines of credit in the accompanying balance sheet.

During 2020, the Company established a credit line arrangement through Clearbanc, now ClearCo. The advances are assessed fees at the rate of 12.5% and are charged upon advance of funds. The Company made three advances against the line during 2020. The first advance was in the amount of $45,000 in July 2020 and carried a repayment rate of 18% of daily sales, net of sales fees. The fee assessed was $5,625. The second advance was in the amount of $17,500 in August of 2020 and carried a repayment rate of 20%. The fee assessed was $2,188. The third advance was obtained in September of 2020 in the amount of $12,500 and carried a repayment rate of 20%. The fee assessed was $1,563. All of these fees have been recorded in interest and financing expenses in the accompanying income statement for the year ended December 31, 2020. Repayments are based upon the daily sales, net of fees, from the Company's linked sales platforms through Braintree, PayPal, Shopify and Amazon. The outstanding balance due as of December 31, 2020 was $18,568 and has been included in short term loans and lines of credit in the accompanying balance sheet.

5. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, 3,000,000 shares have been issued and are outstanding.

Additional Paid in Capital
As of December 31, 2020 and 2019, the sole shareholder of the Company contributed $451,290 and $163,508 respectively as paid in capital. All or substantially all of the sole shareholders paid in capital account will be recharacterized into a convertible debt instrument in the second quarter of 2021, issued to another entity owned by sole shareholder. The convertible debt instrument will carry a simple interest rate of 5% per annum and will be due and payable at the earlier of January 1, 2024 (the maturity date), upon or immediately after the event of default as defined in the agreement, or pursuant to a change in control as set forth in the terms of the agreement. The note is convertible to preferred stock at the option of the holder in the event the Company consummates either a qualified or non-qualified equity financing arrangement prior to the maturity date for preferred stock. If preferred stock is issued in a qualified financing arrangement, all outstanding principal and unpaid interest will be converted at a conversion price per share equal to the lesser of 80% of the price per share sold to the investors and the quotient of $2M divided by the number of outstanding shares of the Company on a fully diluted basis. If preferred stock is issued in a non-qualified financing arrangement, all outstanding principal and unpaid interest will be converted at a conversion price per share equal to the applicable price per share and otherwise on the same terms as the other investors that purchase the shares of preferred stock in the non-qualified financing arrangement. The holder also has an option to exercise a

5. Equity (continued)

Additional Paid in Capital (continued)
voluntary conversion into common stock at the maximum conversion price upon written notice at any time prior to the maturity date and prior to any qualified or non-qualified financing arrangements.

6. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on May 5, 2019 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7. Subsequent Events

Legal Settlement
As indicated in Note 2, the Company settled a dispute with a supplier in February 2021. The settlement and related expenses have been included and accrued for in the financial statements for the year ended December 31, 2020.

Lines of Credit
During 2021, the balance has been paid in full for the working capital line with PayPal Bank. In April 2021, a new line of credit was obtained in the amount of $31,000 with a loan fee assessed of $749 or 2.42% with a repayment rate of 60% of daily net sales.

During 2021, the balance has been paid in full for the credit line with ClearCo. In March 2021, a new advance was taken in the amount of $41,000 with a 12% fee rate of $4,920 with a repayment rate of 20%.

Stock Split
In May 2021, the Board of Directors approved a 3:1 stock split. This results in the 3,000,000 shares outstanding at December 31, 2020 being converted to 9,000,000 shares outstanding.

Equity Incentive Plan
During 2021, the Board of Directors approved an Equity Incentive Plan (the Plan), which permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. During 2021, the Company has granted a total of 90,000 shares.

7. Subsequent Events (continued)

Trademarks and Patents

The Company is pursuing non-dilutive grants to perform clinical studies that could eventually lead to patents within two to five years. The Company also has several pending trademark applications in various stages of approval with the USPTO for all of its product names. As of the reporting date, these applications are still pending. Upon being granted these grants and trademarks, these intellectual property rights will be valued and subsequently recorded as an intangible asset in the financial statements. The Company has spent approximately $23,125 and $28,436 in legal fees related to these patents and trademarks during the years ended December 31, 2020 and 2019, respectively. Such amounts have been included in general and administrative expenses in the accompanying statements of income.

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Managements Evaluation

The Company has evaluated subsequent events through May 13, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Eyetamins

Logo	

Headline Eyecare for the modern world

Hero Image	

Tags B2C, CPG, Wellness, $500K+ revenue, Healthcare

Pitch text

Summary

- Digitally-native, eye healthcare tech co. focused on therapeutics
- All-natural, science-backed, clinically proven eye supplements
- $3B global market by 2026
- $750K+ revenue as of June 2021, with gross margins of 70-75%
- 7B people worldwide spending an avg. of 8-10 hrs/day on a digital screen

Problem

The need for eye care is skyrocketing

Our eyes are precious, but most of us take them for granted until it's too late.

7B
Smartphone users
worldwide

8-10 hrs
Spent by an average
adult between their
digital devices



70%
Report dry eye or
eye strain

50M
Americans affected
by dry eye

73%
Consumers reported
concern about
prolonged exposure
to blue light

1/3
of all visits to an
eye care
professional are
for dry eye


Redness, tearing, watering,
blurry vision, double vision


Linked to depression and
anxiety


1/3 of all visits to an eye
care provider


Pain, burning, dryness,
scratchy, sandy, gritty,
tired, gravely, sensation




Affects every moment of
life - reading, working,
texting, socializing

Current Solutions Don't Work


Artificial tear drops don't work and are
short-lasting, it's like putting a band-aid on it


Prescription drops like **Restasis** and **Xiidra**
burn and sting, are expensive, and often not
covered by insurance


Nobody likes putting drops in their eyes


Fish oil causes bad breath, burping,
and heartburn



Solution

A health-tech company focused on consumer innovations in the eye care space

We launched our platform with 100% natural, vegan, science backed, eye health and wellness products for the most common eye conditions.

Meet



eyetamins® is a healthcare technology company that focuses on therapeutics and consumer health innovations in the eye health space.



 100% Natural

 100% Vegan

 Gluten Free

 Made in USA

 Soy Free

 GMP Certified

Product

Ophthalmologist-formulated, 100% natural, vegan formulas

We have a patent pending dry eye solution as well as solutions centered around blue light, eye strain, eye-brain performance, and macular degeneration.

sea berry – patent pending

Clinically proven to support:

Eye dryness
Skin, Mouth, and Vaginal dryness


- hippophae rhamnoides (sea buckthorn seed and fruit oil) obtained through supercritical CO2 extraction
- Over 190 bioactive nutrients with antioxidant power 70x stronger than Vitamin C
- Highest concentration of Omega 7 in the plant or animal kingdom


1B worldwide with dry eye


 Made in USA
 100% Vegan
 GMO Free



*Larmo PS, et al. Oral sea buckthorn oil attenuates tear film osmolarity and symptoms in individuals with dry eye. J Nutr. 2010.

blue blocker®

Clinically proven for:

Protecting the retina (based on NIH formula in macular degeneration)*
Supporting visual performance, sleep, and digital eye strain
Filtering blue light
Reversing photo-oxidation-induced inflammation.



Lutemax 2020 (lutein, zeaxanthin, meso-zeaxanthin)



0.25B people worldwide with macular degeneration

*Age-Related Eye Disease Study 2 Research Group. Lutein + zeaxanthin and omega-3 fatty acids for age-related macular degeneration: the Age-Related Eye Disease Study 2 (AREDS2) randomized clinical trial. JAMA 2013.













eyetamins
blue blocker
Eyecare for the modern world

Made in USA

100% Vegan

GMO Free

happy eyes™

Clinically proven for:

Filtering blue light
Promoting sleep (20% improvement)
Aiding headaches (34% decrease)
Helping eye fatigue (28% decrease)



Lutemax 2020 (lutein, zeaxanthin, meso-zeaxanthin)



3.5B smartphone users worldwide

*Stringham JM, et al. Macular Carotenoid Supplementation Improves Visual Performance, Sleep Quality, and Adverse Physical Symptoms in Those with High Screen Time Exposure. Foods 2017.













eyetamins
happy eyes
GUMMIES
60 Gummies
Mango Flavor

Made in USA

100% Vegan

GMO Free

Traction

$750K revenue to date

Since launching in January 2020, Eyetamins has sold over 20K units to over 6,000 customers. High product gross margins of 70~75% have helped us quickly grow revenue to over $750K. Our average MRR is currently $20K. Within 5 years, we expect projected revenue to exceed $100M.

$750k
Gross Revenue

70-75%
Gross Margin

$20k
MRR

$183
LTV

1:3
CAC:LTV Ratio

20k+
Units Sold

6k+
Customers

90%/month
Subscription Cohort
Retention Rate

105+
Countries

*Revenue figure is current as of June 2021

Customers

Putting our customers first

At Eyetamins, the customer is of the utmost importance. Hear from some of our fans!

We are Customer Obsessed



I've been taking Eyetamins for a couple of months now and have noticed that my vision seems clearer, and I have less fatigue after reading, or spending hours looking at a screen for work. I will continue to use them. Thanks!

Margaret R.

I've been taking these vitamins for two weeks now and my eyes feel so much better. I sit in front of my computer a lot and by evening I would have very tired and red eyes. No more! I see clearer and feel better. These vitamins are great!!!

PK

Worked like magic for dry eyes. I have tried many types of eye drops (Blink, B&L Eye Relief) with varying degrees of effectiveness. I wasn't aware that taking supplements was an option. Tried Eyetamins Sea Berry and it worked within a week. Then ordered second bottle, now I'm going to order subscription.

Tejaswi K.

Eyetamins are wonderful. I felt improvement in my eye-pain level the very next day. This seemed too good to be true. I kept on taking one a day though and I continue to be amazed by this new level of comfort when I am online and afterwards.

Michele

Business Model

Selling direct-to-consumer

Our products are being sold directly to consumers on platforms like Amazon and Shopify. We have customers in 105+ countries.


$35
Total Cost
74% / $26 Gross Margin
20% / $7 Raw ingredients
6% / $2 Packaging

Market

Tackling a $3B+ global market

The wellness market is growing continuously. Eye health supplements make up is expected to be $3B worth of a $200B vision care market by 2027. Eyetamins is targeting consumers looking to improve their eye health using natural products.


Market Size
Consumer demand for natural products to promote health, wellness, and performance continues to grow.
Expected growth by 2027
$200B
Vision Care Market
$37B
Vitamin & Supplement Industry
$8B
Dry Eye Market
$3B
Eye Health Supplements

Competition

Formulated for the modern world

Unlike legacy brands such as Bausch + Lomb, Eye Promise, and VitEyes, Eyetamins is geared towards a younger generation and focused on a broader set of eye conditions.

Them			What Consumers Want	Us		
●	●	○	Customer Experience	●	●	●
●	●	○	Research/ High Quality	●	●	●
●	○	○	Vegan/Sustainably Sourced	●	●	●
○	○	○	Personalized Care/ Education	●	●	●
●	●	○	Science-baked products	●	●	●

Our product lineup was formulated to target modern eyecare concerns such as reducing eye strain, defending against blue light, and supporting eye-brain development.



	eyetamins	ZeaVision	BAUSCH + LOMB	VITEYES	thera tears
Macular Degeneration Formula	●	●	●	●	○
Eye-Brain Formula	●	○	○	○	○
Dry Eye Formula	●	●	○	●	●
Digital Eye Strain Formula	●	●	●	○	○
Gummies	●	○	○	●	○
Vegan	●	○	○	○	○
Kids/Teen Formula	●	●	○	●	○

Vision

Expanding our pipeline

We are currently working on moving into Phase 2 which would get our products selling B2C by partnering with eye care providers. Our goals is to build our brand and partnerships in order to sell our products internationally B2B.


Phase 1
Online B2C
amazon
shopify
Phase 2
Retail B2C
Eye care providers to patients.
Phase 3
Retail B2B
TARGET
Walmart
WHOLE FOODS MARKET
COSTCO WHOLESALE
CVS pharmacy
Phase 4
International B2B

Founders

Led by a board-certified neuro-opthamologist

After years of treating patients with dry eyes, our founder decided to create products that would help solve the discomfort his patients were experiencing.

Kaushal Kulkarni, M.D.
Founder & CEO

- Board Certified Neuro-Ophthalmologist
- Member, American Board of Ophthalmology
- Fellow, North American Neuro-Ophthalmology Society
- Associate Adjunct Surgeon, Mount Sinai School of Medicine
- Columbia University (B.S)

Kaushal is a practicing ophthalmologist who trained at the #1 eye institute in the nation.

He started Eyetamins after noticing an exponential increase in the number of patients complaining of dry eyes, and an utter frustration with the lack of simple, convenient, effective solutions to offer his patients.



Eyetamins' clinical team consists of medical experts in the eye care industry along with experienced business and marketing leaders.

Team

	Kaushal Kulkarni, M.D.	Founder & CEO	Board-Certified Neuro-Ophthalmologist. Experience at Columbia University, Georgetown University, Bascom Palmer Eye Institute, Sharp Healthcare, Mount Sinai Medical Center
	Ragu Iyer, MBA	Business Strategy & Operations Advisor	Experience at Nex Cubed, Vivimed Labs, Singapore Mercantile Exchange (SMX)
	Sandra Yeh, M.D.	Head of Provider Program	Board-Certified Ophthalmologist, Cataract and LASIK surgeon and founder of Prairie Eye Center
	Prakash Goswami	Financial Advisor	Former Manager of Business Operations at PayPal and Director of Technology Strategy and Operations at VISA
	Anat Galor, M.D.	Clinical Advisor	Ocular Surface Disease Expert, Bascom Palmer Eye Institute
	Eli Weiss	Head of Customer Experience	Experience at Olipop, NUGGS, Fugu Luggage, Sayar Care
	Sathy Bhavan, M.D.	Clinical Advisor	Vitreo-Retinal Surgeon

Perks

$500 50% off a product of your choice. Reply to your confirmation email or email support@eyetamins.co for code

$1,000 Free product of your choice. Reply to your confirmation email or email support@eyetamins.co for code

$2,500 Free 6 month supply of the product of your choice. Reply to confirmation email or email support@eyetamins.co for code

$5,000 Free 1 year supply of the product of your choice. Reply to confirmation email or email support@eyetamins.co for code.

$10,000 One-on-one private video call with our founder, Doctor K: Our founder and board-certified ophthalmologist who can answer: Any eye health questions you have Discuss his vision for the company How you can get involved in the company...and more!

$50,000 Option to join Eyetamins Advisory Board or team up with Eyetamins.

$100,000 In person meeting with Eyetamins team and potential to join Eyetamins Advisory Board.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

EYETAMINS, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Eyetamins, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $7,000,000.

See Section 2 for certain additional defined terms.

1. Events

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

- 1 -

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii) If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

DOCS 130026-00000002/4456060.3

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall, at the discretion of the Company, only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. Definitions

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) To the maximum extent permitted under applicable law, CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in substantially the form attached hereto as Exhibit A and incorporated herein by this reference (the "**Proxy Agreement**"), appointing the Secretary of the Company (the "**Proxyholder**") as his, her or its irrevocable Proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such Proxy Agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Proxyholder shall have an irrevocable proxy to vote all of the Capital Stock issuable to Investor upon conversion of the Purchase Amount on any matters to which the Proxy Agreement applies; provided, however, that the Secretary will vote such shares with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the Proxy Agreement applies as more fully therein set forth. Notwithstanding anything in this instrument to the contrary, the Investor understands, acknowledges and agrees that, if Investor fails to execute and deliver the Proxy Agreement to the Company in connection with the conversion of the Purchase Amount into Capital Stock as herein

DOCS 130026-00000002/4456060.3

contemplated, then the Investor shall, at the sole and absolute discretion of the Company, only be entitled to receive the Purchase Amount in lieu of any Capital Stock, and the Company shall keep a record of the cash payment to which Investor may be entitled; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(iii)   If the Capital Stock to be issued to Investor shall be Preferred Stock, (A) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, will equal the per share conversion price used to determine the number of shares of CF Shadow Series issuable to Investor; and (B) the basis for any dividend rights, will be based on the per share conversion price used to determine the number of shares of CF Shadow Series issuable to Investor; and

(iv)   CF Shadow Series shareholders have no information or other Inspection Rights, except with respect to such rights deemed not waivable by applicable laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company; provided, however, that a transaction or series of related transactions described in clauses (i) and (ii) hereof shall not constitute a Change of Control if consummated in connection with a financing transaction or series of financing transactions undertaken wholly or primarily for capital raising purposes.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Fair Market Value**" shall mean the fair market value of a share of Common Stock as of the date for which such determination shall be made, as determined by the Board of Directors of the Company, in the good faith exercise of its reasonable business judgment.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price

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per share of the Capital Stock sold in the First Equity Financing or (y) if the pre-money valuation of the Company in the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**In the Money**" shall mean that the exercise or conversion price underlying any option, warrant or other convertible securities shall, as of the date of determination, be equal to or less than the Fair Market Value of a share of Common Stock.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; (iv) any options, warrants or other convertible securities that are not vested as of immediately prior to the Liquidity Event; and (v) any options, warrants or other convertible securities are not In the Money as of immediately prior to the Liquidity Event.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. Company Representations

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the

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definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (ii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iii) not planning to engage in a merger or acquisition with an unidentified company or companies, and (iv) not organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia..

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), and (ii) not barred from selling securities under Section 4(a)(6) due to a failure to make timely annual report filings.

4. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Proxyholder and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the

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underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) **THE INVESTOR FURTHER ACKNOWLEDGES THAT IT HAS READ, UNDERSTOOD, AND HAD AMPLE OPPORTUNITY TO ASK COMPANY QUESTIONS ABOUT ITS BUSINESS PLANS, "RISK FACTORS," AND ALL OTHER INFORMATION PRESENTED IN THE COMPANY'S FORM C AND THE OFFERING DOCUMENTATION FILED WITH THE SEC.**

(l) THE INVESTOR REPRESENTS THAT THE INVESTOR UNDERSTANDS THE SUBSTANTIAL LIKELIHOOD THAT THE INVESTOR WILL SUFFER A <u>TOTAL LOSS</u> OF ALL CAPITAL INVESTED, AND THAT INVESTOR IS PREPARED TO BEAR THE RISK OF SUCH TOTAL LOSS.

5. *Transfer Restrictions.*

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. Miscellaneous

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature

DOCS 130026-00000002/4456060.3

page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor, *provided, however*, that such transferee is not a competitor or potential competitor of the Company or unfriendly to the Company, as determined by the Board of Directors and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

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(k) In furtherance of, and not in limitation of any other provision herein contained, Investor expressly acknowledges, understands and agrees that, but for the waiver made herein, Investor would be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, the Company's stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of the Company, if any, under the circumstances and in the manner provided in Section 220 of the General Corporation Law of Delaware or any comparable provisions of the laws of any other jurisdictions ("**Comparable Law**") (any and all such rights, and any and all such other rights of Investor as may be provided for in Section 220 or pursuant to Comparable Law, the "**Inspection Rights**"). In light of the foregoing, for so long as Investor shall hold any Capital Stock of the Company, until the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, Investor hereby unconditionally and irrevocably waives the Inspection Rights, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to Section 220, Comparable Law or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights. The foregoing waiver applies to the Inspection Rights of Investor in Investor's capacity as a stockholder and shall not affect any rights of a director, in his or her capacity as such, under Section 220 or Comparable Law. The foregoing waiver shall not apply to any contractual inspection rights of Investor under any written agreement with the Company.

(l) Notwithstanding the termination of this Crowd SAFE in accordance with the provisions of Section 1(e), the Proxy Agreement, and the provisions of Sections 6(h), 6(i), 6(k), 6(l) and 6(m) of this Crowd SAFE shall survive any such termination, in addition to any other provisions of this Crowd SAFE necessary to give effect to the provisions hereof and thereof, including, without limitation, Section 2 hereof.

(Signature page follows)

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IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

EYETAMINS, INC.

By: _____
Name: <u>Kaushal Kulkarni</u>
Title: <u>Chief Executive Officer</u>
Address: 1250 Broadway, 36th Floor, New York, New York
Email: <u>kaushal@eyetamins.co</u>

INVESTOR:

By: _____
Name: _____

Exhibit A – CF Shadow Share Proxy

PROXY AGREEMENT

      This Proxy Agreement (the "<u>Agreement</u>") is made as of_____, 2021, by and among EYETAMINS, INC. a Delaware corporation (the "<u>Company</u>"), Investor Name] (the "<u>Investor</u>") and <<NAME OF COMPANY SECRETARY>> (the "<u>Proxyholder</u>"). Defined terms used herein but not otherwise herein defined shall have the meanings ascribed to them in the Crowd SAFE, dated as of the date hereof, by and between the Investor and the Company (the "<u>Crowd SAFE</u>").

      WHEREAS, concurrent with the execution hereof, Investor is purchasing a Crowd SAFE from the Company and, as a condition to the issuance thereof, the Investor shall enter into this Agreement.

      WHEREAS, the Investor and Proxyholder desire to enter into this Agreement with respect to voting all shares of Capital Stock which Investor acquires upon conversion of the Purchase Amount into Capital Stock in accordance with the provisions of the Crowd SAFE (collectively with any securities of the Company issued with respect to, upon conversion of, or in exchange or substitution of such shares, the "<u>Shares</u>").

      NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged and agreed upon, the Investor, the Proxyholder, and the Company hereby agree as follows:

AGREEMENT

      1. <u>Election of Board</u>. To the extent that voting rights for the election of directors attach to any of the Shares under applicable law, in any election of directors of the Company (whether at a meeting or by written consent), the Investor agrees to vote or consent with respect to all Shares so as to elect the members of the Board of Directors designated in writing by the Proxyholder. In any action to remove directors (whether at a meeting or by written consent), the Investor agrees to vote or act with respect to his, her or its Shares so as to remove any director designated in writing by Proxyholder.

      2. <u>Additional Voting Obligations</u>. To the extent that voting rights attach to any of the Shares under applicable law, Investor hereby agrees with respect to all Shares:

          (a) In the event that the Proxyholder requests that Investor vote in favor of any Acquisition (an "<u>Approved Sale</u>"), any Certificate Amendment and/or any Other Matter, then the Investor shall (i) after receiving any required notice (that is not waived) of any meeting of shareholders of the Company to vote on the approval of an Approved Sale, a Certificate Amendment and/or Other Matter, be present, in person or by Proxy, as a holder of Shares at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings and (ii) vote or consent with respect to all Shares (A) in favor of such Approved Sale or Certificate Amendment, (B) in the case of an Approved Sale, in opposition of any and all other Acquisitions for which a vote is taken while an Approved Sale is still pending that would reasonably be expected to delay or impair the ability of the Company to consummate such Approved Sale, and (C) in the case of an Other Matter, as directed by the Proxyholder. Notwithstanding the foregoing, in the case of an Approved Sale, the Investor shall not be required to assume personal liability greater than the liability assumed by the Proxyholder that continues after the transaction closing for breach of representations, warranties or other obligations except (x) to the extent of the consideration received in the transaction or (y) for liability attributable to fraud or willful misconduct on the part of the Investor. The

Investor shall refrain from exercising any dissenters' rights, appraisal rights or similar rights at any time in connection with such Approved Sale. If the Approved Sale is structured as a sale of the stock of the Company, then the Investor hereby agrees to sell all of his Shares on the terms and conditions approved by the Proxyholder. Subject to applicable laws, the Investor shall take all necessary and desirable actions approved by the Proxyholder in connection with the consummation of the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to (i) provide the representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale, and (ii) effectuate the allocation and distribution of the aggregate consideration upon consummation of the Approved Sale.

(b) In the event that the Proxyholder requests that Investor vote against any Acquisition (a "Rejected Sale"), any Certificate Amendment and/or any Other Matter, then the Investor shall (i) after receiving any required notice (that is not waived) of any meeting or action by written consent of the shareholders of the Company to vote on the Rejected Sale, such Certificate Amendment and/or Other Matter, be present, in person or by Proxy, as a holder of Shares at all such meetings to the extent that such consent shall be sought at a meeting, and be counted for the purposes of determining the presence of a quorum at such meetings and (ii) vote or consent with respect to all Shares (A) against such Rejected Sale or Certificate Amendment, and (B) in the case of an Other Matter, as directed by the Proxyholder. If the Rejected Sale is structured as a sale of the stock of the Company, then the Investor shall not sell any of his Shares unless permitted to sell in writing by the Proxyholder.

(c) Investor agrees that, unless Proxyholder provides explicit written instruction to vote Investor's Shares under this Agreement or Proxyholder provides explicit written notice that Investor shall (to the extent that voting rights attach to the Shares under applicable law) be permitted by Proxyholder to vote or consent in a manner other than as Proxyholder instructs, Investor shall abstain from voting or consenting with respect to any of his Shares on all matters.

(d) In the event of any Transfer by the Investor, (i) the Investor shall inform the Company and the Proxyholder of such Transfer and (ii) the pledgee, transferee or donee (the "Transferee") shall furnish the Proxyholder and the Company with a written agreement to be bound by the provisions of this Agreement. Such Transfer shall not be valid unless and until the Company and the Proxyholder receive such written agreement. In the event of any Transfer by the Investor, the Investor shall inform the Company and the Proxyholder of such Transfer no less than five (5) business days prior to such Transfer. Such Transferee shall be treated as a "Investor" for purposes of this Agreement. For avoidance of doubt, the Company shall not permit the transfer of any of the Shares on its books or issue new certificates representing any such Shares unless and until the person(s) to whom such Shares are to be transferred shall have executed the written agreement referred to in this Section 2 and any additional agreement required under any other applicable agreements between the parties hereto.

For purposes of this Agreement:

"Acquisition" shall mean any (i) event that results in a liquidation, dissolution or winding up, or is deemed to be a liquidation, dissolution or winding up of the Company under the Certificate or any (ii) reorganization, consolidation, merger, stock sale, or asset sale of the Company.

"Certificate" shall mean the Company's Certificate of Incorporation, as the same may be amended or restated from time to time.

"Certificate Amendment" shall mean any amendment or restatement of the Certificate.

DOCS 130026-00000002/4456060.3

"Other Matter" shall mean any matter other than an Acquisition or Certificate Amendment for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent.

"Transfer" shall mean any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of any of the Shares.

3. Irrevocable Proxy and Power of Attorney. To secure the Investor's obligations to vote the Shares in accordance with this Agreement and to comply with the other terms hereof, the Investor hereby appoints the Proxyholder, or his designees, as such Investor's true and lawful Proxy and attorney, with the power to act alone and with full power of substitution, to vote or act by written consent with respect to all of such Investor's Shares in accordance with the provisions set forth in this Agreement, and to execute all appropriate instruments consistent with this Agreement on behalf of such Investor. The Proxy and power granted by the Investor pursuant to this Section are coupled with an interest and are given to secure the performance of such party's duties under this Agreement. Each such Proxy and power will be irrevocable for the term hereof. The Proxy and power, so long as Investor is an individual, will survive the death, incompetency and disability of such party or any other individual holder of the Shares and, so long as any party hereto is an entity, will survive the merger, consolidation, conversion or reorganization of such party or any other entity holding any Shares. The voting agreements contained herein are coupled with an interest and may not be revoked during the term of this Agreement. Notwithstanding anything herein contained to the contrary, the Proxyholder shall vote all of the Shares in accordance with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which this Agreement applies; provided, however, that if the Shares shall be Crowd SAFE Preferred Stock, or non-voting Common Stock then the Proxyholder shall vote all of the Shares in accordance with the majority of the voting Preferred Stock or voting Common Stock, as the case may be.

4. Additional Matters.

4.1 Legends. The Company shall cause each certificate representing shares of the Company's capital stock now or hereafter held by the Investor or any assignee of the Investor to bear the following legend (which legend may be removed following any termination of this Agreement pursuant to Section 5):

"THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A PROXY AGREEMENT BY AND AMONG THE COMPANY AND CERTAIN SHAREHOLDERS OF THE COMPANY (A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY) WHICH INCLUDES PROVISIONS POTENTIALLY RESTRICTING THE SHAREHOLDER'S RIGHT TO VOTE OR TRANSFER HIS OR ITS ENTIRE INTEREST IN THE SHARES EVIDENCED HEREBY, AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID PROXY AGREEMENT."

4.2 Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order without the

DOCS 130026-00000002/4456060.3

requirement to post bond. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

4.3   Proxyholder's Liability. The Proxyholder shall not be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law nor for anything which the Proxyholder may do or refrain from doing in good faith, nor shall the Proxyholder have any accountability hereunder, except for his own bad faith, gross negligence or willful misconduct. Furthermore, upon any judicial or other inquiry or investigation of or concerning the Proxyholder's acts pursuant to his rights and powers as Proxyholder, such acts shall be deemed reasonable and in the best interests of the shareholders unless proved to the contrary by clear and convincing evidence.

5. Termination. This Agreement shall terminate upon the earlier of:

(a) the liquidation, dissolution or winding up of the business operations of the Company;

(b)   the date upon which the Investor (or a Transferee) no longer holds any Shares;

(c) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted; or

(d) in the sole discretion of the Company.

6. Miscellaneous.

6.1 Successors and Assigns. The terms and conditions of this Agreement (as may be amended pursuant to Section 6.2) shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Except for an assignment by the Company by operation of law or in connection with an Acquisition (which shall be permitted with only the written consent and notice of the Company), this Agreement may not be assigned by the parties without the written consent of the Proxyholder, the Company and the Investor.

6.2 Amendments and Waivers. Any term hereof may be amended or waived only with the written consent of the Investor and the Company; provided, however, that this Agreement may be amended, together with all other Proxy Agreements entered into by the holders of Crowd SAFEs, by agreement of the Company and holders of Crowd SAFEs representing at least a majority in interest, based upon aggregate purchase amounts under all of the then issued and outstanding Crowd SAFEs with the same Valuation Cap.

6.3 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) three (3) business days after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address or email address as set forth on

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the signature page, or to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 6.3.

6.4 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Agreement, (b) the balance of the Agreement shall be interpreted as if such provision were so excluded and (c) the balance of the Agreement shall be enforceable in accordance with its terms.

6.5 Governing Law. This Agreement shall be construed, interpreted, and applied in accordance with the laws of the State of Delaware without regard to its body of law controlling conflict of laws. Each party hereto hereby agrees that, to the fullest extent permitted by law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set contemplated in Section 6.3 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

6.6 Attorney Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

6.7 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.8 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.9 Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to this Agreement or any notices required by applicable law or the Company's Certificate of Incorporation or Bylaws by email or any other electronic means. Consultant hereby consents to (i) conduct business electronically (ii) receive such documents and notices by such electronic delivery and (iii) sign documents electronically and agrees to participate through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Proxy Agreement to be duly executed and delivered as of the date first written above.

COMPANY:

Eyetamins, Inc.

By:________________________________
Name: Kaushal Kulkarni
Title: Chief Executive Officer

Address: 1250 Broadway, 36th Floor, New York, New York
Attn: Chief Executive Officer

Email: kaushal@eyetamins.co

INVESTOR:

By:________________________________
Name: **[Name of Investor]**
Address: ____________________________
____

E-Mail: ____________________________

PROXYHOLDER:

____
[Name of Secretary]

Address: ____________________________
____

Video Transcript

Eyetamins Republic Video Transcript

"Eyetamins is creating a healthier tomorrow for everyone." - Thrive Global

I'm Dr. Kulkarni. I'm a neuro-ophthalmologist and ophthalmologist. I'm board certified in ophthalmology.

And I'm also the founder of a company called eyetamins.

It all started when I went on a charity medical trip to the Himalayas. It's a part of the earth that's majestic and pure, far away from modern civilization.

It was there that I discovered these rare and potent nutrients, like lutein, zeaxanthin, and sea berry. These nutrients have sustained the people of this region for centuries, and their healing properties are just now being discovered by Western physicians and scientists.

There are 3.5B smartphone users in the world today, spending 8-10 hours a day on a digital screen, and studies show that up to 70% of them report eye issues like dry eye and eye strain.

None of us have the luxury of not being on a screen unless you wanna go become a monk or live in the Himalayas somewhere. It's just a fact of life today.

Show: The Average Adult Will Spend The Equivalent of 44 Years of Their Life Staring at Screens - PEOPLE Magazine

1 out of every 3 patients that goes to an eye doctor suffers from dry eye. The need for personalized eye care is skyrocketing.

Doctors love people that are proactive about their own health. They always say prevention is better than cure, and I'm all about that.

That's why, in just over a year since our launch, we've seen incredible demand for our products.

We've shipped over 15,000 units of product to over 6,000 customers in over 105 countries throughout the world.

"Thousands of people have already made eyetamins a part of their daily routine." - NBC

Our ingredients are all carefully sourced from fair trade operations in the local regions. This allows us to not only bring you the most potent nutrients available on the market today, but also to ensure that they are obtained in an eco-friendly, responsible manner, promoting fair wages, environmentally safe processing techniques, and healthy, safe working conditions.

And of course every ingredient is based on science.

The global vision care market is expected to exceed $200B by 2026, and eye health supplements alone make up at least $3B of that market.

We've received so many amazing reviews and testimonials from our customers which you can read below. We've heard from many people who have literally tried everything with no relief, and now after trying our products, they finally feel like they can get back to a normal life. This is one of the most gratifying things to see as a physician.

And I think we take our vision for granted. We don't realize how integral our vision is for experiencing those moments.

"A way to make sure we are taking care of our eyes." - ABC